Driehaus International Discovery Fund

(a) Acquisition of Control

Driehaus International Discovery Fund

NAME OF SHAREHOLDER:  Charles Schwab & Co. Inc.
DATE(S):  03/12/2004
DESCRIPTION OF TRANSACTION:  Share Purchase
PERCENTAGE OF SECURITIES OWNED (AS OF JUNE 30, 2004):  25.00%


(b) Cessation of Control

Not Applicable



 (Note: control represents equal to or greater than 25% ownership of existing, outstanding shares)